Filed by South Dakota Wheat Growers Association

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Advanced BioEnergy, LLC

Commission File No.: 333-125335

November 7, 2006

Dear SDWG Member:

Your South Dakota Wheat Growers Board of Directors, together with the Board of Managers of Heartland Producers, LLC, has approved an agreement with Advanced BioEnergy, LLC (ABE) to exchange the partnership interests in Heartland Grain Fuels, LP (HGF) held by South Dakota Wheat Growers and Heartland Producers for cash and equity of ABE.

Under the terms of the transaction, the partners of HGF will receive approximately $16.8 million in cash and approximately 2,631,000 newly issued units of ABE.  In addition, HGF intends to make a special distribution to its partners of approximately $8.65 million of earnings prior to the initial closing of the transaction with ABE.  Wheat Growers currently owns approximately 48% of HGF and will receive its pro rata share of the consideration from the transaction. In addition, Wheat Growers will continue supplying corn to the HGF facilities.

ABE is a development-stage company specializing in ethanol production.  It currently is building a 100-million gallons per year dry mill corn-processing ethanol plant near Fairmont, Nebraska and has letters of intent to build similar plants in Indiana and Minnesota.

Wheat Growers Board believes this business relationship with ABE will provide the following benefits to the HGF investors and the agricultural producers in this area:

a.               Heartland Grain Fuels investors will become part of a company with plans to become a larger ethanol producer:  By being part of a larger ethanol production company, HGF can achieve additional economies of scale that are difficult to achieve with just two plants in North-Central South Dakota.

b.              Heartland Grain Fuels investors will achieve greater geographic diversity:  By being part of ABE which is building plants in other Midwest states, risks associated with drought and marketing should be mitigated.

c.               The transaction will allow Heartland Grain Fuels investors to obtain cash from present operations: Ethanol prices have been at historical highs and this transaction allows HGF to return cash to its investors based on its recent performance.

d.              This transaction will allow Heartland Grain Fuels investors to maintain an investment in an ethanol production company:  Heartland Grain Fuels investors will retain their investment in an ethanol production company through the ABE Units they will receive in the transaction.

e.               The transaction will allow Heartland Grain Fuels to maintain business relationships:  The planned Aberdeen plant expansion will be completed, and current supply and marketing relationsips will be continued.

Prior to Heartland Producers’ closing on this business relationship, the transaction must be approved by Heartland Producers’ membership.  Wheat Growers’ membership is not required to vote on the business relationship due to Wheat Growers’ cooperative structure and will complete its portion of the transaction prior to the vote by the Heartland Producers members. The Board of Managers of Heartland Producers has passed a resolution requesting Wheat Growers to close on this business relationship prior to the vote of Heartland Producers’ membership.

With the rapid changes occuring in the ethanol industry, the Wheat Growers’ Board believes this cash and equity exchange will allow the investment of HGF owners to grow beyond just the Huron and Aberdeen facilities, while continuing the local connection of your corn production to ethanol.  If you have any questions, please don’t hestitate to contact Dale at 605-225-5500, extension 101 or dlocken@sdwg.com.

Sincerely,

Hal Clemensen, SDWG Board President                                                       Dale Locken, SDWG Chief Executive Officer

In connection with the transaction, ABE will file a registration statement that contains an information statement/prospectus with the U.S. Securities and Exchange Commission and relevant state securities regulatory agencies. HEARTLAND PRODUCERS’ MEMBERS AND OTHER INVESTORS AND SECURITY HOLDERS IN ABE AND HGF ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, WHICH WILL CONTAIN INFORMATION ABOUT THE TRANSACTION AND THE MEETING OF THE HEARTLAND PRODUCERS’ MEMBERS THAT WILL BE CALLED TO VOTE ON THIS TRANSACTION, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THIS TRANSACTION.  You will also be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, and from ABE on its web site at www.advancedbioenergy.com or by contacting Bill Paulsen, at (605) 225-0520.